

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

Ralph A. Clark
Chief Executive Officer
ShotSpotter, Inc.
7979 Gateway Blvd. Suite 210
Newark, California 94560

Re: ShotSpotter, Inc.
Registration Statement on Form S-3
Filed July 2, 2018
File No. 333-226052

Dear Mr. Clark:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Ralph A. Clark